UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Allotment of Stock Compensation Type Stock Options (Stock Acquisition Rights)

Tokyo, June 29, 2010 — Mitsubishi UFJ Financial Group, Inc. (MUFG) resolved at their respective meeting of the Board of Directors held today to issue stock compensation type stock options (stock acquisition rights) to the Directors, Corporate Auditors and Executive Officers of MUFG and of The Bank of Tokyo-Mitsubishi UFJ, Ltd.(BTMU), Mitsubishi UFJ Trust and Banking Corporation(MUTB), Mitsubishi UFJ Securities Holdings Co., Ltd.(MUSHD) and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.(MUMSS), subsidiaries of MUFG, in accordance with Articles 238 and 240 of the Company Law of Japan, as follows.

1.	Reason for Issuance of Stock Acquisition Rights as Stock Options

The purposes of issuance of stock acquisition rights as stock options (hereinafter referred to as the “Stock Acquisition Rights”) are (x) with respect to the Directors and Executive Officers of MUFG, BTMU, MUTB, MUSHD and MUMSS, further strengthening their motivation to contribute to the improvement of the stock price and the profits of MUFG, and (y) with respect to the Corporate Auditors of MUFG, BTMU, MUTB, MUSHD and MUMSS, strengthening their motivation to improve audits and investigations aiming to increase the corporate value of MUFG.

2.	Terms and Conditions of Stock Acquisition Rights

(1)	Name of Stock Acquisition Rights:

Fourth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.

(2)	Aggregate Number of Stock Acquisition Rights: 95,543

The above aggregate number shall be the number of Stock Acquisition Rights scheduled to be allotted. If the aggregate number of the Stock Acquisition Rights to be allotted is reduced due to any Stock Acquisition Rights which have not been applied for subscription or for any other reason, the aggregate number of the Stock Acquisition Rights to be issued shall be the same as the aggregate number of the Stock Acquisition Rights to be allotted.

(3)	Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights:

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be the shares of common stock of MUFG, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (hereinafter referred to as the “Number of Granted Shares”) shall be 100 shares;

Provided, however, that in the event that, on and after the date on which the Stock Acquisition Rights shall be allotted as set forth in (13) below (hereinafter referred to as the “Allotment Date”), MUFG conducts, with respect to the shares of its common stock, a stock split (including the allotment of shares of common stock of MUFG to shareholders without consideration; hereinafter the same shall apply, when referred to a stock split) or a consolidation of shares, the Number of Granted Shares shall be adjusted in accordance with the following formula and any fraction less than one (1) share resulting from the adjustment shall be disregarded:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of stock split or stock consolidation

The Number of Granted Shares after adjustment shall become effective, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split or, in the case of a consolidation of shares, on and after its effective date; provided, however, that, in the event that a stock split is conducted on the condition that an agendum to increase the capital or reserves by reducing the amount of surpluses is approved at a general meeting of shareholders of MUFG and that the record date for such stock split is prior to the date of closing of such general meeting of shareholders, the Number of Granted Shares after adjustment shall be applicable on and after the day immediately following the date of closing of the relevant general meeting of shareholders.

In addition, if MUFG conducts mergers, consolidations, company splits or capital reductions, or if any other events occur that require an adjustment of the Number of Granted Shares in a method similar to such events on and after the Allotment Date, MUFG may appropriately adjust the Number of Granted Shares to a reasonable extent.

When the Number of Granted Shares is adjusted, MUFG shall give notice of necessary matters to each holder of the Stock Acquisition Rights registered in the register of Stock Acquisition Rights (hereinafter referred to as the “Holder”) or give public notice thereof, no later than the day immediately preceding the date on which the Number of Granted Shares after adjustment shall become effective; provided, however, that, if MUFG is unable to give such notice or public notice no later than the date immediately preceding such applicable date, MUFG shall thereafter promptly give such notice or public notice.

(4)	Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights:

The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the exercise price per share to be issued or transferred upon exercise of such Stock Acquisition Right (which shall be one (1) yen), by the Number of Granted Shares.

(5)	Period During Which Stock Acquisition Rights May be Exercised:

From July 16, 2010 to July 15, 2040

(6)	Matters concerning the Capital and Capital Reserve to be Increased due to Issuance of Shares upon Exercise of Stock Acquisition Rights:

(i)	The amount of capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be a half of the maximum amount of capital increase, etc. which is calculated in accordance with Article 17, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

(ii)	The amount of capital reserve to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount determined by deducting the amount of capital to be increased provided for in (i) above from the maximum amount of capital increase, etc. set forth in (i) above.

(7)	Restrictions on the Acquisition of Stock Acquisition Rights by Way of Transfer:

The acquisition of Stock Acquisition Rights by way of transfer shall require an approval by a resolution of the Board of Directors of MUFG.

(8)	Matters concerning Mandatory Repurchase of Stock Acquisition Rights:

If any of the agendas set forth in (i), (ii), (iii), (iv) and (v) below is approved at a general meeting of shareholders of MUFG (or, if a resolution of a general meeting of shareholders is not required, is resolved at the Board of Directors of MUFG or determined by the Executive Officer who has been delegated such determination pursuant to the provisions of Article 416, Paragraph 4 of the Company Law), MUFG may acquire the Stock Acquisition Rights without consideration on the date to be separately determined by the Board of Directors:

(i)	Agenda for approval of a merger agreement under which MUFG shall become a dissolving company;

(ii)	Agenda for approval of split agreement or split plan under which MUFG shall be split;

(iii)	Agenda for approval of a stock exchange agreement or stock transfer plan under which MUFG shall become a wholly-owned subsidiary;

(iv)	Agenda for approval of an amendment to the Articles of Incorporation in order to establish the provision that an acquisition by way of transfer of all shares to be issued by MUFG shall require the approval of MUFG; and

(v)	Agenda for approval of an amendment to the Articles of Incorporation in order to establish the provision that an acquisition by way of transfer of a class of shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall require the approval of MUFG or that MUFG may acquire all of such class of shares upon a resolution of a general meeting of shareholders.

(9)	Matters Concerning the Delivery of the Stock Acquisition Rights in accordance with the Acts of Structural Reorganization:

If MUFG conducts a merger (limited to the case where MUFG ceases to exist due to the merger), an absorption-type or incorporation-type company split (both, limited to the case where MUFG is split), or a stock exchange or transfer (both, limited to the case where MUFG becomes a wholly-owned subsidiary) (hereinafter collectively referred to as the “Acts of Structural Reorganization”), MUFG shall, in each of the above cases, deliver the stock acquisition rights of any of the relevant companies listed in “a”. through “e”. of Article 236, Paragraph 1, Item 8 of the Company Law (hereinafter referred to as the “Reorganized Company”) to the Holders holding the Stock Acquisition Rights remaining at the time immediately preceding the effective date of the relevant Act of Structural Reorganization (hereinafter referred to as the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Act of Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation, the date of establishment of a newly-incorporated company through consolidation; in the case of an absorption-type company split, the date on which such absorption-type company split becomes effective; in the case of an incorporation-type company split, the date of establishment of a newly-incorporated company through such incorporation-type company split; in the case of a stock exchange, the date on which the stock exchange becomes effective; and in the case of a stock transfer, the date of establishment of a wholly-owning parent company through the stock transfer; hereinafter the same shall apply). In this case, the Remaining Stock Acquisition Rights shall be extinguished and the Reorganized Company shall issue new stock acquisition rights; provided, however, that the foregoing shall be on the condition that delivery of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, an absorption-type company split agreement, an incorporation-type company split plan, a stock exchange agreement or a stock transfer plan.

(i)	Number of Stock Acquisition Rights of the Reorganized Company to be Delivered:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be delivered to such Holder.

(ii)	Class of Shares of the Reorganized Company to be Issued or Transferred upon Exercise of the Stock Acquisition Rights:

Shares of common stock of the Reorganized Company.

(iii)	Number of Shares of the Reorganized Company to be Issued or Transferred upon Exercise of the Stock Acquisition Rights:

To be determined in accordance with (3) above, taking into consideration the conditions, etc. of the Act of Structural Reorganization.

(iv)	Amount of Assets to be Contributed upon Exercise of the Stock Acquisition Rights:

The amount of assets to be contributed upon exercise of each stock acquisition right to be delivered shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be issued or transferred upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The exercise price after reorganization shall be one (1) yen per share of the shares of the Reorganized Company to be delivered upon exercise of each of its stock acquisition rights.

(v)	Period During Which Stock Acquisition Rights May be Exercised:

From and including whichever is the later of (x) the commencement date of the period during which the Stock Acquisition Rights may be exercised as provided for in (5) above or (y) the effective date of the Act of Structural Reorganization, to and including the expiry date of the period during which the Stock Acquisition Rights may be exercised as provided for in (5) above.

(vi)	Matters concerning the Capital and Capital Reserve to be Increased due to the Issuance of Shares upon Exercise of Stock Acquisition Rights:

To be determined in accordance with (6) above.

(vii)	Restrictions on Acquisition by Way of Transfer of Stock Acquisition Rights:

Acquisition by way of transfer of the stock acquisition rights shall require an approval of the Board of Directors of the Reorganized Company.

(viii)	Mandatory Repurchase of Stock Acquisition Rights:

To be determined in accordance with (8) above.

(10)	Handling of Fractions Less Than One (1) Share Resulting from Exercise of Stock Acquisition Rights:

In the case where the number of shares to be delivered to the Holders who have exercised the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be disregarded.

(11)	Conditions for the Exercise of Stock Acquisition Rights:

The Holder may exercise the Stock Acquisition Rights which have been allotted due to his or her status as a Director or an Executive Officer of MUFG, BTMU, MUTB, MUSHD or MUMSS on and after the day immediately following the date on which such Holder loses the status of being a Director and an Executive Officer of the relevant company. The Holder may exercise the Stock Acquisition Rights which have been allotted due to his or her status as a Corporate Auditor of MUFG, BTMU, MUTB, MUSHD or MUMSS on and after the day immediately following the date on which such Holder loses the status as a Corporate Auditor of the relevant company.

(12)	Method of Calculation of the Amount to be Paid upon Allotment of the Stock Acquisition Rights (Issue Price):

The amount to be paid upon allotment of each Stock Acquisition Right (Issue Price) shall be the amount obtained by multiplying (x) the option price per share calculated by the Black-Sholes Model using the basic numerical value set forth in (ii) through (vii) below by (y) the Number of Granted Shares (any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen).

Where

(i)	Option price per share ( C )

(ii)	Stock price ( S ): Closing price of the regular trading of the shares of common stock of MUFG on the Tokyo Stock Exchange on July 15, 2010 (if there is no such closing price, the base price of the next transaction date)

(iii)	Exercise price ( X ): One (1) yen

(iv)	Expected time to maturity ( t ): Four (4) years

(v)	Volatility ( [s] ): To be calculated using the closing price of the regular transaction of the shares of common stock of MUFG on each transaction date during four (4) years (from July 16, 2006 to July 15, 2010)

(vi)	Risk-free interest rate ( [r] ): Interest rate of the national bonds whose remaining years to maturity correspond to the expected time to maturity

(vii)	Yield ( l ): Aggregate dividend amount of the most recent fiscal year / Stock price set forth in (ii) above

(viii)	Standard normal cumulative distribution function ( N(.) )

The amount obtained as a result of the above calculation shall be the fair value of the Stock Acquisition Rights and the issuance hereunder shall not fall under the category of an issue of the Stock Acquisition Rights at an unfair value.

The rights, held by the person who receives the allocation, to claim for remuneration shall be offset by the obligation to pay the amount to be paid upon allocation of the Stock Acquisition Rights.

(13)	Date on Which the Stock Acquisition Rights Shall be Allotted:

July 16, 2010

(14)	Date on Which Money Shall be Paid in Exchange for Stock Acquisition Rights:

The payment date shall be July 16, 2010.

(15)	Place where Applications for Exercise of the Stock Acquisition Rights Shall be Made:

Corporate Administration Division of MUFG (or any division or office in charge of such business from time to time)

(16)	Payment Handling Place for the Money to be Contributed upon Exercise of the Stock Acquisition Rights:

BTMU, Tokyo Main Office (or any successor bank of such bank or any successor branch of such branch from time to time)

(17)	Persons to be Allocated the Stock Acquisition Rights, the Numbers of such Persons, and Number of the Stock Acquisition Rights to Be Allocated:

The persons to be allocated the Stock Acquisition Rights and the number of such persons and the number of the Stock Acquisition Rights to be allocated are as follows. If the number of the Stock Acquisition Rights applied for by each person to be allocated the Stock Acquisition Rights is less than the number determined at the meeting of the Board of Directors held today, the actual number of the Stock Acquisition Rights to be allocated to such person shall be reduced to the number of the Stock Acquisition Rights applied for by such person.

Persons to be allocated the Stock Acquisition Rights	Number of persons	Number of the Stock Acquisition Rights to be allocated
Directors, Executive Officers and Corporate Auditors of MUFG	65	9,555
Directors, Executive Officers and Corporate Auditors of BTMU	77	49,142
Directors, Executive Officers and Corporate Auditors of MUTB	48	22,349
Directors, Executive Officers and Corporate Auditors of MUSHD	19	2,884
Directors, Executive Officers and Corporate Auditors of MUMSS	47	11,613
Total	256	95,543

(18)	Treatment in Case Where the Certificates for Stock Acquisition Rights Are to Issued:

No certificates shall be issued for the Stock Acquisition Rights

*            *             *

Contact:

Mitsubishi UFJ Financial Group, Inc.
Public Relations Division 81-3-3240-7651